News Release

NovaGold Resources announces Financial Results for the First
Quarter ended February 29, 2004

Vancouver, Canada – April 29, 2004, NovaGold Resources Inc. (TSX:NG; AMEX:NG) is pleased to report its financial and operating results for the three month period ended February 29, 2004 together with an update of the Company's activities through the end of April 2004. Details of these results are described in the Company’s unaudited consolidated financial statements and Management’s Discussion and Analysis which can be found on the Company’s website www.novagold.net and on SEDAR www.sedar.com.

During the period since NovaGold’s last report the Company made several important announcements that management believes will be key components of the Company’s continued rapid growth: the SpectrumGold and Ambler transactions. Both these important transactions are reviewed below as well as a brief synopsis of the progress made on the Company’s other advanced stage projects.

SpectrumGold

On March 30th, 2004, the independent directors of NovaGold and its subsidiary SpectrumGold Inc. (SpectrumGold) announced that they had entered into an agreement to combine the two companies through a plan of arrangement whereby NovaGold would acquire the approximately 44% of the common shares of SpectrumGold it does not currently own by issuing 8.6 million shares to SpectrumGold shareholders. The combination of the companies is anticipated to be finalized in mid-June and is subject to receipt of favourable fairness opinions by the independent directors of each company and a positive vote by the shareholders of SpectrumGold.

Management and the independent directors of both companies believe that this transaction offers significant benefits to each company and their respective shareholders by consolidating their assets into a company with three of the largest undeveloped resources in North America, and one of the strongest growth profiles of any emerging producer. The combined company will have a projected total of production of over 600,000 ounces of gold per year by 2010 from four advanced stage projects: Rock Creek, Nome Gold, Donlin Creek and Galore Creek. First production would occur in 2006 at the Rock Creek project. The combined assets will include approximately $60 million in cash and a net measured and indicated resource base after all earn-ins of 8.6 million ounces of gold, 47 million ounces of silver, and 4.0 billion pounds of copper and an additional total inferred resource of 8.2 million ounces of gold, 46 million ounces of silver, 2.5 billion pounds of copper and 2.2 billion pounds of zinc.

In addition to a diversified portfolio of world-class mineral properties in the US and Canada, the combination will provide a larger corporate balance sheet to assist project development, enhanced liquidity and a broadened shareholder base, increased institutional investment exposure and reduced administrative and regulatory costs.

Ambler Project

The second major announcement during the period was the signing of a strategic alliance with Rio Tinto in Northwestern Alaska on the Ambler property. The agreement allows NovaGold to earn a 51% interest in this precious metal rich, volcanogenic massive sulfide (VMS) property that covers 35,000 acres (14,000 hectares). This project is an ideal fit with our corporate strategy to focus on acquiring high quality, precious metal rich mineral districts where existing resources can be expanded by well executed exploration programs. The most advanced target is the Arctic deposit hosting a historic inferred resource of 36 million tonnes with precious metals grading 0.7 g/t gold and 55 g/t silver and base metals grading 4% copper, 5.5% zinc and 0.8% lead. This estimate was based on 70 wide spaced drill holes as reported by the Alaska Division of Geological and Geophysical Surveys. The Arctic deposit ranks among the largest and richest VMS deposits in the world based on total in-situ metal value and in-situ value per tonne. The contained precious metals in this resource total 817,000 ounces of gold and 62 million ounces of silver, while the base metals total 3.2 billion pounds of copper, 4.2 billion pounds of zinc and 640 million pounds of lead.

NovaGold was successful in obtaining this agreement specifically because of the Company’s success in working with local communities, Native Corporations, the State of Alaska government as well as the Federal government agencies to advance projects towards development. NovaGold is planning a budget for an initial exploration program for this summer focused on developing an updated geologic model for the project through detailed re-logging of the existing core, and an initial 6,000 foot core drilling program. Management believes that there is excellent potential to expand the existing resources on the project and that the precious metals content in particular may be significantly increased.

Rock Creek Project

The Rock Creek project remains on-track to become the Company’s first producing mine with construction expected to begin in late 2005. The final Feasibility Study has been initiated and project permitting is expected to get underway this summer. With the existing road and power infrastructure in Nome, and the simple open pit mine plan and gravity recovery plant, the Company does not anticipate any material change in capital costs due to recent increases in the prices for steel, fuel and other materials for the project outside the ranges of the original estimates made last fall by independent engineering firm, Norwest Corporation.

As part of the on-going final Feasibility Study, NovaGold will work with independent engineering firm AMEC E&C Limited and geostatistical consultants Strathcona Minerals to design a comprehensive test mining and bulk sample program to use in the final reserve model for the deposit. This bulk sample will further quantify the coarse gold component of the mineralization as estimated with core and rotary drilling. It will also provide additional material to carry out further metallurgical test work to optimize the recovery of gold using gravity methods and will allow the Company to develop the best approaches to grade control and mining method as well as geotechnical parameters for pit slope stability. All of this information will be incorporated into the final Feasibility Study anticipated for completion next fall.

Concurrent with the final Feasibility Study, the Company anticipates initiating the permit process in the second half of 2004. In preparation for mine permitting, NovaGold is collecting baseline environmental studies for the preparation of an Environmental Assessment (EA) document for the project. Based on consultation with the permitting agencies, NovaGold anticipates permit approval by late spring of 2005 with construction to begin immediately thereafter. Based on this timeline, production is targeted to commence by 2006. A budget of $6.7 million (US$5 million) is planned for the development work in 2004 at Rock Creek.

Galore Creek Project

During the quarter significant progress was made at the Company's multi-million ounce Galore Creek gold-silver-copper project in Northwestern British Columbia, held through SpectrumGold. The Company recently announced that it had signed several property agreements and staked claims totaling 30,000 hectares (74,000 acres) surrounding the Galore Creek project. These include an agreement with Pioneer Metals Corporation to acquire a 60% interest in the Grace property that directly adjoins the Galore Creek property to the north. The Company also signed agreements with Silver Standard Resources Inc. and Teck Cominco Limited to acquire 100% interests in four separate properties in the Galore Creek district. SpectrumGold had previously announced an agreement with Eagle Plains Resources Ltd. to earn up to an 80% interest on the adjoining Copper Canyon property. Management believes that it has now consolidated the core properties in the Galore Creek district. The Company plans to advance all of these properties as part of its overall Galore Creek program.

As part of the current work program, Hatch Engineering, an internationally recognized independent engineering firm, has been retained to complete an updated resource estimate and a Preliminary Economic Assessment Study. The study will examine mine development options, infrastructure, access and power alternatives, site layout, metallurgy, development timelines, as well as capital and operating costs. The results of this work will be available after the second quarter of 2004 and will guide the subsequent summer and fall field programs. In addition, Rescan Environmental has been engaged to complete baseline environmental data for possible mine site and access corridors as well as lead the Environmental Assessment process.

An updated project resource estimate will be completed in April that will be based on a new geologic model using the historic drilling and the drilling from the Company’s drill campaign last fall. Information gathered in the preparation of this updated resource will also be used to direct a 20,000 meter ($5,000,000) drill campaign planned for the summer and fall of 2004. The Company’s current plan is to identify higher grade open pit portions of the resource within the Galore Creek project area including the nearby Copper Canyon project. The objective of the 2004 exploration program will be to complete the work necessary to complete a Pre-Feasibility Study by second quarter 2005.

The Company has met with many of the important stakeholders on the project including representatives from the Tahltan First Nation, local governments and the provincial government. The project is receiving strong interest and support from each of these groups in recognition of the potential significant economic benefits to the region.

Donlin Creek Project

At the Donlin Creek project Placer Dome is advancing the project to a production decision in order to earn an additional 40% interest. Placer Dome currently has a 30% interest in the project. To earn its additional interest in the project as project operator it must spend the next US$32 million toward project development, complete a bankable Feasibility Study, and make a positive decision to construct a mine to produce not less than 600,000 ounces of gold per year for the first five years, all before November 14, 2007.

The Donlin Creek project continues to move steadily ahead with a final Feasibility Study targeted to begin in the second half of 2004. Permitting is now targeted to begin in the forth quarter of 2004 for a mine construction decision by 2007. On-going engineering studies include detailed pit designs, mill process work, site facilities layout and on-going environmental monitoring and baseline data gathering in preparation for the start of the mine permitting process. Work on-site has included condemnation drilling of areas proposed for mine facilities, stock pile areas and tailing sites as well as ground water test wells for water balance modeling. Placer Dome has budgeted $8 million (US$6 million) towards development work on Donlin Creek in 2004.

The State of Alaska has allocated and approved US$15 million to upgrade the access road from the Kuskokwim River beginning in 2004 as the first phase of a regional road expansion initiative. The Donlin Creek Joint Venture is working closely with local communities, native corporation land owners, and state and federal governments to develop the mine at Donlin Creek.

Nome Operations

At the Company’s Nome Operations, the State of Alaska continues to move forward with the process to purchase a roughly 400 acre block of land from the Company for Phase 1 of the expansion of the Nome Airport. The State of Alaska has allocated and approved money for that purchase and engaged an appraiser to value the land. It is anticipated that an agreement to purchase the Phase 1 land block will be initiated in late 2004. The Port of Nome expansion project is also in the final planning stages and a primary contractor has been selected for construction in 2004. Both the Airport and Port expansion projects are expected to have a favourable impact on the Company’s land and future sand-and-gravel revenues. The Company continues to pursue initiatives to expand its sand-and-gravel and land development businesses to provide additional cash flow for the Company. At the Nome Gold project studies are underway to restart operations using a gold production facility integrated with the on-going sand-and-gravel operation.

Outlook

NovaGold has planned an ambitious 2004 exploration and development program with over 30,000 meters (100,000 feet) of drilling anticipated on the Company’s advanced stage projects. Of the $22 million budgeted to be invested on NovaGold’s projects for the year, over $10 million of this is anticipated to be expended by the Company’s joint venture partners.

We look forward to reporting on further positive developments on the Company’s projects during the coming months. In addition, the Company will continue to evaluate opportunities to acquire high quality exploration properties that show excellent potential for growth.

Financials Results

Results of Operations

The Company had a net loss of $0.3 million (or $0.01 per share) for its first quarter ended February 29, 2004, compared with a net loss of $1.4 million (or $0.03 per share) for the same quarter in 2003. The decrease in the quarter’s loss was mainly due to an increase in net revenues of $0.5 million and a reduction of foreign exchange losses of $0.5 million.

Net revenue from the Company’s Nome, Alaska operations and interest income totaled $0.7 million for the first quarter of 2004, compared with $0.2 million in the same period in 2003. The Company completed a number of land sales in the quarter and realized interest income from its cash holdings.

Expenses were $1.1 million for the first quarter 2004 compared with $1.6 million in the same quarter 2003. Wages and benefits, corporate development and communication, and general and administrative costs combined increased by $0.1 million in the quarter due mainly to the increased insurance costs. Professional fees remained relatively the same. A foreign exchange loss of $0.5 million was reported in the first quarter of 2003 which was caused by a strengthening of the Canadian dollar. The Canadian dollar is more stable and a small foreign exchange gain arose in the first quarter of 2004.

Liquidity and Capital Resources

The Company expended $2.9 million on net operating activities during the first quarter 2004 compared to $4.0 million during the first quarter 2003. In both quarters, the majority of the cash flows resulted from non-cash working capital changes related mainly to payments to vendors for mineral property exploration and related activities. The Company’s exploration activities are seasonal in nature and programs tend to be completed by November and not restart until late in the spring.

The Company received net proceeds of $3.1 million from the exercise of stock options and warrants in the first quarter 2004 compared to net proceeds of $0.3 million in the first quarter 2003.

The Company expended $1.0 million on investments in mineral properties and capital assets in the first quarter of 2004 compared to $0.3 million in the same quarter of 2003. The majority of the mineral property expenditures occurred at the Rock Creek and Galore Creek projects. During the remainder of the year at the Rock Creek project, the Company anticipates undertaking new studies on the potential of developing a mine at the property.

Change in Accounting Policies

On December 1, 2003 the Company adopted the revised requirements of Handbook Section 3870 “Accounting for Stock-Based Compensation and Other Stock-Based Payments” whereby the fair value of awards to both employees and non-employees are charged to the income statement. During the quarter ended February 29, 2004, no stock options were granted.

Outlook

The Company is focused on advancing its exploration and development program on its existing properties. The Company plans to spend at least $12 million during 2004 on these properties. At the Galore Creek property the Company plans to expend at least $5 million completing both an updated geologic model and resource estimate and a scoping study, and subsequently initiating a minimum 20,000 metre drill program to delineate higher grade mineralized zones within the currently defined resources, as well as to undertake step-out drilling to possibly expand the known extent of mineralization. At the Rock Creek property the Company anticipates spending US$5 million in 2004 on baseline studies, in-fill drilling and a bulk sample, and work leading to a possible production decision in 2005. At the Nome Gold property the Company anticipates undertaking new studies in 2004 at a cost not to exceed US$0.5 million on the potential of developing a mine at the property.

In March and April 2004, the Company’s controlled subsidiary, SpectrumGold signed several property agreements to acquire 100% interests in the Jack, Sphaler Creek, Paydirt and Copper Canyon properties and a 60% interest in the Grace property, all located adjacent to the Galore Creek property, in the Liard Mining District, British Columbia. Also in March 2004, the Company signed an agreement to acquire 51% interest in the Ambler property in Alaska. The Company is currently developing budgets for expenditures on these new properties.

On March 30, 2004, the Company announced that it had entered into an agreement with SpectrumGold under which their businesses would be combined and the Company would acquire, through a plan of arrangement, all of the approximately 44% of the common shares of SpectrumGold not currently held by the Company. Under the plan of arrangement, the Company will acquire all of the 11,600,000 publicly held common shares of SpectrumGold (14,200,000 fully diluted, including warrants, options and potential property payments) and each SpectrumGold shareholder (other than NovaGold) would be entitled to receive 1.0 common share of NovaGold for every 1.35 SpectrumGold shares held. Including NovaGold’s outstanding warrants and options its total fully diluted shares would be 73.2 million after the transaction. The completion of the transaction is subject to regulatory and SpectrumGold shareholder approval and to satisfactory receipt of fairness opinions and a valuation. The combination will provide the following advantages to the shareholders of both companies:

* A diversified portfolio of world-class mineral properties in the US and Canada.
* Larger corporate balance sheet to assist project development.
* Enhanced liquidity and broadened shareholder base.
* Increased institutional investment exposure through the larger market capitalization.
* A single company focus, and reduced administrative and regulatory costs.

The total costs of this transaction are anticipated to be $1.0 million whether or not the transaction completes.

About NovaGold

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in North America. NovaGold is advancing five separate million-plus-ounce gold deposits toward production in Alaska and Western Canada; including three of the largest undeveloped deposits in North America: the Donlin Creek project in partnership with Placer Dome, the Ambler Project with Kennecott/Rio Tinto, and the Galore Creek project through its subsidiary SpectrumGold. NovaGold is well financed with no long-term debt and has one of the largest resource bases of any junior precious metals company. More information is available online at www.novagold.net.

For more information contact:

Don MacDonald, CA	Greg Johnson
Senior VP & CFO	VP Corporate Development
E-mail: don.macdonald@novagold.net	E-mail: greg.johnson@novagold.net

Phone (604) 669-6227 Toll Free 1-866-669-6227

Forward-Looking Statements

The above contains forward-looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry and the Company's projects, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NOVAGOLD RESOURCES INC.
Consolidated Balance Sheets
in thousands of Canadian dollars

	February 29, 2004	November 30, 2003
	(unaudited)
	$	$
Assets
Current assets
Cash and cash equivalents	58,989	59,747
Restricted cash	54	54
Accounts receivable	415	189
Amounts receivable from related party	13	13
Inventory - other	101	99
Deposits and prepaid amounts	770	733
	60,342	60,835
Officer loan receivable	215	215
Land	1,757	1,683
Property, plant and equipment	690	660
Mineral properties and related deferred costs	37,247	36,330
Investments	504	130
Reclamation deposit	105	105
	100,860	99,958
Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,761	4,775
Loan payable	200	200
Provision for reclamation costs	1,136	1,136
	4,097	6,111
Deferred tenant inducements	113	119
Provision for reclamation costs	536	536
Minority interest	9,237	9,130
	13,983	15,896
Shareholders’ equity
Share capital	160,584	157,475
Contributed surplus	820	820
Stock-based compensation	23	23
Deficit	(74,550)	(74,256)
	86,877	84,062
	100,860	99,958

[signed: Rick Van Nieuwenhuyse]	Director	[signed: James Philip]	Director

Approved by the Board of Directors

NOVAGOLD RESOURCES INC.
Consolidated Statements of Operations and Deficit
in thousands of Canadian dollars, except per share amounts

	Three Months Ended
	February 29, 2004	February 28, 2004
	(unaudited)	(unaudited)
	$	$
Revenue
Land, gravel, gold and other revenue	379	197
Interest income	368	80
	747	277

Cost of sales	12	51
	735	226
Expenses and other
Corporate development and communication	130	193
Foreign exchange (gain) loss	(33)	467
General and administrative	517	210
Mineral property recovery in excess of costs	(69)	-
Professional fees	139	137
Wages and benefits	409	579
	1,093	1,586
Minority interest	64	-

Loss for the period	(294)	(1,360)

Deficit - Beginning of period	(74,256)	(67,303)

Deficit - End of period	(75,550)	(68,663)
Loss per share
Basic and diluted	(0.01)	(0.03)

Weighted average number of shares	53,281,145	42,543,926

NOVAGOLD RESOURCES INC.
Consolidated Statements of Cash Flows
in thousands of Canadian dollars

	Three Months Ended
	February 29, 2004	February 28, 2004
	(unaudited)	(unaudited)
	$	$
Cash provided by (used by)
Operating activities
Net loss earnings for the period	(294)	(1,360)
Items not affecting cash
Foreign exchange (gain) loss	(33)	467
Amortization	47	39
Mineral property recovery in excess of cost	(69)	-
Minority interest	(64)	-
	(413)	(854)
Net change in non-cash working capital
Increase in amounts receivable, deposits and prepaid	(263)	(377)
amounts
Increase inventory	(2)	-
Decrease in accounts payable and accrued liabilities	(2,217)	(3,593)
	(2,895)	(4,824)
Financing activities
Proceeds from issuance of common shares - net	3,109	314
Investing activities
Investments	(180)	-
Acquisition of property, plant and equipment	(83)	(42)
Expenditures on land improvements	(74)	-
Expenditures on mineral properties and related	(1,042)	(260)
deferred costs - net
Increase in accounts payable and accrued liabilities	374	-
	(1,005)	(302)
Effect of exchange rate on cash and cash
equivalents	33	(467)
Increase in cash and cash equivalents during the
period	(758)	(5,279)
Cash and cash equivalents - Beginning of the
period	59,747	20,387

Cash and cash equivalents - End of the period	58,989	15,108